SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of August 2004

Commission File Number 1-31927

_________

NORTHERN ORION RESOURCES INC.

(Translation of registrant’s name into English)

Suite 250 - 1075 West Georgia Street

Vancouver, British Columbia, Canada V6E 3C9

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F            Form 40-F     X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes            No     X

Consolidated Financial Statements of

NORTHERN ORION RESOURCES INC.

Six months ended June 30, 2004 and 2003

(unaudited)

NORTHERN ORION RESOURCES INC.

Consolidated Balance Sheets

(unaudited)
(Expressed in thousands of United States dollars)

	June 30,	December 31,
	2004	2003

ASSETS

Cash and cash equivalents	$11,876	$11,387
Marketable securities (Market value: $357; 2003: $343)	150	150
Prepaid expenses and receivables	556	160

	12,582	11,697

PLANT AND EQUIPMENT	1,661	1,633
MINERAL PROPERTY INTERESTS (Note 3)	75,665	74,372
EQUITY INVESTMENT IN MINERA ALUMBRERA LTD.
(Note 4)	106,512	94,585
DEFERRED FINANCE CHARGES (Note 5)	1,924	--

	$198,344	$182,287

LIABILITIES

Accounts payable and accrued liabilities	$824	$941
Current portion of long-term debt (Note 5)	13,722	--

	14,546	941

LONG-TERM DEBT (Note 5)	19,500	33,583
ASSET RETIREMENT OBLIGATION	247	97
FUTURE INCOME TAXES	18,357	18,885

	52,650	53,506

SHAREHOLDERS’ EQUITY

Share capital	187,424	183,993
Value assigned to warrants (Note 6(a))	6,184	5,588
Value assigned to stock options	6,749	5,848
Deficit	(49,078)	(61,063)
Cumulative translation adjustment	(5,585)	(5,585)

	145,694	128,781

	$198,344	$182,287

SUBSEQUENT EVENTS (Note 9)

See accompanying notes to consolidated financial statements.

Approved by the Board of Directors

“David Cohen”

“Robert Gayton”

___________________________________

_____________________________________

David Cohen

Robert Gayton

NORTHERN ORION RESOURCES INC.

Consolidated Statements of Operations and Deficit
(unaudited)
(Expressed in thousands of United States dollars, except per share amounts)

	For the three months ended		For the six months ended
	June 30,		June 30,
	2004	2003	2004	2003

EQUITY EARNINGS OF MINERA
ALUMBRERA LTD. (Note 4)	$5,355	$288	$15,412	$288

EXPENSES
Financing and restructuring costs	138	--	198	7
Foreign exchange gains	(380)	(116)	(695)	(130)
Office and administration	746	144	1,156	309
Professional and consulting	325	477	767	673
Stock-based compensation	1,412	1,370	1,544	1,877

EARNINGS (LOSS) BEFORE THE
FOLLOWING	3,114	(1,587)	12,442	(2,448)

INTEREST AND OTHER INCOME	23	21	56	46
INTEREST EXPENSE	(286)	--	(513)	--

NET EARNINGS (LOSS) FOR THE
PERIOD	2,851	(1,566)	11,985	(2,402)

DEFICIT, BEGINNING OF PERIOD	(51,929)	(64,255)	(61,063)	(63,419)

DEFICIT, END OF PERIOD	$(49,078)	$(65,821)	$(49,078)	$(65,821)

Earnings (loss) per share - basic	$0.03	$(0.07)	$0.11	$(0.11)

Earnings (loss) per share – fully diluted	$0.02	$(0.07)	$0.09	$(0.11)

Weighted average number of shares
outstanding – basic	108,024,015	22,860,092	107,425,518	20,893,241

Weighted average number of shares
outstanding – fully diluted	131,179,385	22,860,092	131,507,624	20,893,241

See accompanying notes to consolidated financial statements.

NORTHERN ORION RESOURCES INC.
Consolidated Statements of Shareholders’ Equity
(unaudited)
(Expressed in thousands of United States dollars)

	Common Shares Without Par Value				Cumulative Translation Adjustment		Total Shareholders’ Equity
			Value assigned to warrants	Value assigned to stock options

	Shares	Amount				Deficit

Balance, December 31, 2002	18,860,092	113,131	--	72	(12,217)	(63,419)	37,567
Private placement, less share issue costs	4,000,000	2,558	--	--	--	--	2,558
Special warrants financing, less share
issue costs (Note 6(a))	81,040,308	65,150	5,426	--	--	--	70,576
Warrants exercised	2,096,000	2,586	--	--	--	--	2,586
Stock options exercised	275,000	424	--	(139)	--	--	285
Agua Rica financing - warrants and debt
extinguishments	--	--	162	423	--	--	585
Stock-based compensation	148,148	144	--	5,492	--	--	5,636
Cumulative translation adjustment	--	--	--	--	6,632	--	6,632
Earnings for the period	--	--	--	--	--	2,356	2,356

Balance, December 31, 2003	106,419,548	183,993	5,588	5,848	(5,585)	(61,063)	128,781
Warrants exercised	1,472,500	1,408	--	--	--	--	1,408
Stock options exercised	1,141,831	2,023	--	(768)	--	--	1,255
Stock-based compensation	--	--	--	1,669	--	--	1,669
Warrants issued on financing	--	--	596	--	--	--	596
Earnings for the period	--	--	--	--	--	11,985	11,985

Balance, June 30, 2004	109,033,879	$187,424	$6,184	$6,749	$(5,585)	$(49,078)	$145,694

See accompanying notes to consolidated financial statements.

NORTHERN ORION RESOURCES INC.

Notes to the Consolidated Financial Statements

Six months ended June 30, 2004 and 2003
(unaudited)
(Expressed in thousands of United States dollars, except per share amounts)

NORTHERN ORION RESOURCES INC.

Consolidated Statements of Cash Flows
(unaudited)
(Expressed in thousands of United States dollars)

	For the three months ended		For the six months ended
	June 30,		June 30,
	2004	2003	2004	2003

OPERATING ACTIVITIES
Earnings (loss) for the period	$2,851	$(1,566)	$11,985	$(2,402)
Items not involving cash
Amortization of deferred finance charges	93	--	153	--
Gain on sale of shares	--	(14)	--	(33)
Equity earnings of Minera Alumbrera Ltd.,
net of cash distribution	(1,870)	(288)	(11,927)	(288)
Stock-based compensation	1,412	1,370	1,544	1,877
(Gain) loss on foreign exchange	(925)	362	(988)	362
Depreciation	--	1	--	1
Changes in non-cash operating working capital
Prepaid expenses and receivables	(355)	(62)	(396)	(123)
Accounts payable and accrued liabilities	(234)	2,738	(117)	2,957

	972	2,541	254	2,351

INVESTING ACTIVITIES
Equity investment in Minera Alumbrera Ltd.	--	(62,914)	--	(62,914)
Acquisition of Agua Rica interest	--	(3,600)	--	(3,600)
Mineral property costs incurred	(46)	(326)	(558)	(342)
Proceeds on sale of marketable securities	--	34	--	88
Plant and equipment	(16)	(3)	(28)	(3)

	(62)	(66,809)	(586)	(66,771)

FINANCING ACTIVITIES
Long-term debt repaid	--	--	(24,975)	--
Term loan financing	--	833	23,826	833
Deferred finance charges	(40)	--	(693)	--
Special warrants, net of issue costs	--	70,576	--	70,576
Common shares issued for cash, net of issue
costs	1,893	--	2,663	2,557

	1,853	71,409	821	73,966

Increase in cash and cash equivalents	2,763	7,141	489	9,546
Cash and cash equivalents, beginning of period	9,113	2,747	11,387	342

Cash and cash equivalents, end of period	$11,876	$9,888	$11,876	$9,888

Cash and cash equivalents is comprised of:
Cash and in bank	$4,192	$9,546	$4,192	$9,546
Short-term money market instruments	7,684	342	7,684	342

	$11,876	$9,888	$11,876	$9,888

SUPPLEMENTARY CASH FLOW INFORMATION (Note 7)

See accompanying notes to consolidated financial statements.

1.

DESCRIPTION OF BUSINESS AND NATURE OF OPERATIONS

Northern Orion Resources Inc. (“the Company”) is incorporated under the Company Act (British Columbia) and has interests in mineral properties in Argentina and Cuba.  The Company is engaged in mining and related activities including the exploration and development of mineral property interests in Argentina and Cuba.

On June 24, 2003, the Company acquired a 12.5% interest in the Bajo de la Alumbrera Mine in Argentina (Note 4).  On May 8, 2003, the Company acquired the remaining 72% interest in the Agua Rica deposit to bring its ownership interest in Agua Rica to 100%.

The recoverability of amounts capitalized for mineral property interests in the consolidated balance sheets is dependent upon the existence of economically recoverable reserves, the ability of the Company to arrange appropriate financing to complete the development of the properties, the receipt of cash from the equity investment in Alumbrera, the receipt of necessary permitting and upon future profitable production, or alternatively, upon the Company’s ability to dispose of its mineral property interests.

2.

SIGNIFICANT ACCOUNTING POLICIES

(a)

Basis of consolidation

These unaudited interim consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles for interim financial information and they follow the same accounting policies and methods of application as in the audited consolidated financial statements of the Company for the year ended December 31, 2003, except as noted below.  These unaudited interim consolidated financial statements do not include all the information and note disclosures required by generally accepted accounting principle for annual financial statements and therefore should be read in conjunction with the most recent annual audited consolidated financial statement and the notes below.

(b)

Equity and other investments

The Company’s investment in Bajo de la Alumbrera Mine has been accounted for using the equity method whereby the investment has been initially recorded at cost and the carrying value adjusted thereafter to include the Company’s share of earnings since the acquisition date.  Cash distributions received are credited to the investment account.

2.

SIGNIFICANT ACCOUNTING POLICIES (continued)

(c)

Change in reporting and functional currency

Effective July 1, 2003, the Company changed its functional currency from the Canadian (“Cdn”) dollar to the United States (“U.S.”) dollar.  The change was necessary due to the Company’s acquisition and interest in the Alumbrera Mine, which operates in an environment where the major currency is the U.S. dollar.  Additionally, the Company financed a major portion of the acquisition through U.S. denominated debt.  The Company also adopted the U.S. dollar as its reporting currency.

The comparative numbers for the three and six months ended June, 2003, including supplementary information, were translated using the current method of translation.  Under this method, the income statement and the cash flow statement items were translated into the reporting currency using the rates in effect at the date of the transactions, effectively the average exchange rate for the period, of U.S.$1.00 = Cdn$1.4015.  Assets and liabilities were translated at period-end rates of U.S.$1.00 = Cdn$1.3475.  All resulting exchange differences are reported as cumulative translation adjustments as a separate component of shareholders’ equity.

(d)

Asset retirement obligation

During the period the Company adopted the recommendation of the CICA Handbook Section 3110, “Asset Retirement Obligations”, which requires that the fair value of liabilities for asset retirement obligations be recognized in the period in which they are incurred.  A corresponding increase to the carrying amount of related assets is generally recorded and depreciated over the life of the asset.  The Company has recorded an additional liability of $150 during the period and has treated the adoption on the prospective basis as the change is not material to the financial statements.

3.

MINERAL PROPERTY INTERESTS

	June 30, 2004	December 31, 2003
Minera Mantua Project (Cuba)
Balance, beginning of period	$ 18,624	$ 15,714
Incurred during the period
Reclamation accrual	150	--
Site maintenance	42	227
Cumulative translation adjustment	--	2,683
Balance, end of period	18,816	18,624

Agua Rica Project (Argentina)
Balance, beginning of period	67,277	45,164
Incurred during the period (recovered)
Acquisition costs	--	12,600
Engineering studies	66	54
Environmental and community	26	83
Geological	192	660
Legal and title	69	36
Property taxes	35	84
Site activities	254	224
Property and finance costs	137	621
Cumulative translation adjustment	--	7,751
Balance, end of period	68,056	67,277
	86,872	85,901
Royalty and net proceeds interest	(11,207)	(11,529)
Mineral property interests	$ 75,665	$ 74,372

4.

EQUITY INVESTMENT IN MINERA ALUMBRERA LTD.

The acquisition of the 12.5% indirect interest in the Bajo de la Alumbrera Mine, held by Minera Alumbrera Ltd. (“Alumbrera”), has been accounted for using the equity method and earnings of Alumbrera have been included in the earnings of the Company since June 24, 2003.

Long-term project debt held by Alumbrera was incurred to finance the construction and operation of the Alumbrera Mine.  The debt, formalized by a Common Security Agreement between Alumbrera, the owners of Alumbrera, and a consortium of commercial banks, was originally signed on February 26, 1997.  During the interim period, the long-term project debt was repaid in full.

Equity investment in Minera	At December	Quarter ended	Year-to-date to	At June 30,
Alumbrera	31, 2003	June 30, 2004	June 30, 2004	2004

Purchase price	$91,514	$--	$--	$91,514
Equity in earnings	10,562	5,355	15,412	25,974
Cash distribution received	(7,491)	(3,485)	(3,485)	(10,976)

	$94,585	$1,870	$11,927	$106,512

5.

LONG-TERM DEBT

	June 30, 2004	December 31, 2003
Agua Rica
Payable to BHP Billiton	$8,722	$8,583
Alumbrera
Payable to Rio Algom Limited	--	25,000
Term loan payable to the Bayerische Hypo-und Vereinsbank	24,500	--
	33,222	33,583
Current portion of long-term debt	(13,722)	--
	$19,500	$33,583

Bajo de la Alumbrera

Rio Algom Ltd.

On June 24, 2003, the Company completed its acquisition of a 12.5% indirect interest in Alumbrera (Note 4).  Rio Algom deferred payment of $28,600 of the purchase price until May 30, 2005.  At December 31, 2003, $25,000 of the deferred payment bearing interest of 3-month LIBOR plus 2% was payable.  During the six months ended June 30, 2004, the Company entered into a loan facility with the Bayerische Hypo-und Vereinsbank (“HVB”).  From the HVB loan proceeds, the Company paid the Rio Algom deferred payment and all interest on the loan.

5.

LONG-TERM DEBT (continued)

Bayerische Hypo-und Vereinsbank Term Loan Facility

The Company entered into a $24,500 term loan facility with HVB during the six months ended June 30, 2004.  The HVB term loan facility has a 4 ½ year term at U.S. dollar LIBOR plus 3.5% per annum for the first three years of the facility and U.S. dollar LIBOR plus 4.0% per annum thereafter.  In connection with the facility, the Company issued 1,000,000 common share purchase warrants to HVB.  The warrants have a three-year term and are exercisable at a price of Cdn$4.74 to acquire one common share of the Company.  Mandatory principal repayments are due as follows:

Date	Principal Repayment
December 31, 2004	$ 2,500
June 30, 2005	2,500
December 31, 2005	3,000
June 30, 2006	5,000
December 31, 2006	5,000
June 30, 2007	1,000
December 31, 2007	2,750
June 30, 2008	2,750
$ 24,500

The Company may make prepayments in multiples of $1,000.  Interest payments are to be made on the last day of each interest period, which shall not exceed three months and will be payable in three month periods thereafter.  The security agreements and shares owned in the Company’s direct and indirect interest in Alumbrera secure the loan.

The Company paid bank commitment fees, financing charges, and issued 1,000,000 share purchase warrants with a value of $596, which have been recorded as deferred finance charges.  These deferred finance charges, totalling $2,077, will be amortized and expensed on a straight-line basis, over the term of the loan, which is fifty-four months.  Amortization for the six months ended June 30, 2004, is $153.

6.

SHARE CAPITAL

(a)

Warrants

Pursuant to the conversion of the special warrants in fiscal 2003 to common shares and share purchase warrants, 40,520,155 share purchase warrants with an exercise price of Cdn$2.00, with an expiry date of May 29, 2008, commenced trading on the Toronto Stock Exchange.  At June 30, 2004, all of these warrants are outstanding.

As at June 30, 2004, in addition to the trading warrants, the following share purchase warrants issued in connection with financings made by private placements or debt financings were outstanding.

Number of Warrants	Exercise Price (Cdn$)	Expiry Date
1,610,000	1.30	August 2, 2004
1,931,500	1.30	March 18, 2005
100,000	1.50	April 23, 2005
200,000	1.50	May 8, 2005
1,000,000	4.74	March 1, 2007
4,841,500

The value of the warrants issued on March 1, 2004, was calculated using the Black-Scholes method, using a three-year term, an annualized volatility of 41.52%, and a discount rate of 3.14%.

6.

SHARE CAPITAL

(b)

Stock options

A summary of the changes in stock options for the six months ended June 30, 2004, is presented below:

	Number of Shares	Weighted Average Exercise Price (Cdn$)
Balance, December 31, 2002	670,000	1.50
Granted	8,345,000	1.39
Exercised	(275,000)	1.36
Balance, December 31, 2003	8,740,000	1.40
Granted	2,290,000	3.15
Exercised	(1,260,000)	1.58
Cancelled	(15,000)	1.50
Balance, June 30, 2004	9,755,000	1.78
Fully vested and available for exercise, June 30, 2004	9,755,000	1.78

The following table summarizes information about the stock options outstanding at June 30, 2004:

Exercise Price Cdn$	Outstanding and Exercisable at June 30, 2004	Remaining Contractual Life
1.50	285,000	2.16 years
1.30	710,000	3.61 years
1.70	150,000	3.82 years
1.35	6,170,000	3.96 years
1.35	115,000	3.98 years
2.60	35,000	4.32 years
3.15	300,000	4.70 years
3.15	1,990,000	4.93 years
	9,755,000

The values of stock options issued during the six months ended June 30, 2004, were calculated using the Black-Scholes method, using a term of two and a half years, annualized volatilities ranging from 41.62% to 47.96% and discount rates ranging from 2.43% to 3.14%.

7.

SUPPLEMENTARY CASH FLOW INFORMATION

	Three months ended June 30,		Six months ended June 30,
	2004	2003	2004	2003

Non-cash transactions:
Interest and finance capitalization to
mineral property interests	$70	$162	139	$162
Asset retirement obligation capitalized to
Mantua property	--	--	150	--
Long-term debt included in Agua Rica
acquisition	--	8,762	--	8,762
Long-term debt included in equity
investment in Minera Alumbrera Ltd.	--	28,600	--	28,600
Reduction of BHP loan included in
deferred finance charges	--	829	25	829
Finance fee on term loan	--	--	788	--
Stock compensation included in mineral
property interests	125	282	125	282
Fair value of warrants issued on
Alumbrera refinancing included in
deferred finance charges	--	--	596	--
Stock options exercised	605		768	--

Other disclosures:
Interest paid	286	--	429	--
Income taxes paid	--	--	--	--

8.

RELATED PARTY TRANSACTIONS AND BALANCES

	Six months ended June 30,
	2004	2003
Services rendered
Management fees and expenses (a)	$ 410	$ 447
Administration fees (b)	$ 151	$ 79

Related party transactions not disclosed elsewhere in these consolidated financial statements are as follows:

(a)

The Company paid management fees and expenses to private companies controlled by officers and directors of the Company.

(b)

The Company paid administrative expenses to a private company with a former director and a former officer in common with the Company.  This private company provides office services and other administrative services on a cost recovery basis.  At June 30, 2004, $16 was receivable (December 31, 2003 - $31) from this company and is included in prepaid expenses and other receivables.

All related party transactions were recorded at the amounts agreed upon between the parties.  The balances payable noted above are payable on demand without interest.

9.

SUBSEQUENT EVENTS

Subsequent to June 30, 2004, 1,642,500 warrants were exercised at $1.30 to acquire 1,642,500 common shares.

Certification of Interim Filings during Transition Period

I, David Cohen, President and Chief Executive Officer of Northern Orion Resources Inc., certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Northern Orion Resources Inc. (the "Issuer") for the interim period ending June 30, 2004;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings.

Date:

August 13, 2004.

/s/ David W. Cohen

 David Cohen
President and Chief Executive Officer

Certification of Interim Filings during Transition Period

I, Horng Dih Lee, Chief Financial Officer of Northern Orion Resources Inc., certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Northern Orion Resources Inc. (the "Issuer") for the interim period ending June 30, 2004;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings.

Date:

August 13, 2004.

/s/ Horng Dih Lee

 Horng Dih Lee
Chief Financial Officer

NORTHERN ORION RESOURCES INC.

SIX MONTHS ENDED JUNE 30, 2004

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITIONS

AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with the Company’s unaudited consolidated financial statements for the six months ended June 30, 2004 and related notes thereto.  All figures are in United States dollars unless otherwise noted.  The effective date of this MD&A is August 10, 2004.  Additional information relating to the Company, including the Company’s Annual Information Form, is available on SEDAR at www.sedar.com.

FINANCIAL SUMMARY

Earnings and operations at Alumbrera

Net earnings for the second quarter of 2004 were $2,851,000 ($0.03 per share) compared to a loss of $1,566,000 ($0.07 per share) for the same period in 2003.  Net earnings for the six months of 2004 were $11,985,000  ($0.11 per share) compared to a loss of $2,402,000 ($0.11 per share) for the same period in 2003.  The earnings in 2004 were generated by the Company’s share of earnings from its 12.5% Alumbrera Mine in Argentina, which was acquired in June 2003.

Equity in earnings from the Alumbrera Mine was $5,355,000 in the second quarter and $15,412,000 in the six months of 2004, compared to $288,000 for the three and six months in 2003.  The Company’s share of sales was 10,371,400 pounds of copper and 18,800 ounces of gold during the second quarter and 23,800,500 pounds of copper and 40,100 ounces of gold during the six months of 2004.  Average realized copper and gold prices were $1.21 per pound and $388 per ounce, respectively, for the second quarter, and $1.28 per pound and $403 per ounce, respectively, for the six months.  There were no significant operating results from the comparative period in 2003, as the Company did not acquire its interest in Alumbrera until June 24, 2003.

The Company’s share of second quarter earnings from the Alumbrera Mine before depletion, depreciation, amortization and tax provision (“EBITDA”) was $10,683,000.  EBITDA is a non-GAAP measure.  Cash cost per pound of copper, net of gold credits, was negative $0.02.  This is also a non-GAAP measure which is commonly used in the mining industry, but which does not have any standardized meaning.  The cash cost per pound of copper, net of gold credits, is derived by taking the Company’s share of Alumbrera’s cost of sales of $7,117,000, deducting gold sales of $7,353,000 and dividing the difference by the pounds of copper sold.  Copper and gold production during the second quarter was lower than the previous operating quarters since the Company’s acquisition of Alumbrera, due to decreased copper and gold grades, as anticipated from the mine plan.  Grades are expected to improve in the second half of 2004.

The Alumbrera Mine generated sufficient cash flows from operations to enable it to repay all of its external project debt in May 2004.

In June 2004, the Company announced an increase in the ore reserves at Alumbrera, extending the mining operations at Alumbrera by two and a half years.

A summary of the Company’s proportional share of Alumbrera’s operations follows (2003 results are from the period June 24 (date of acquisition) through December 31):

Company's 12.5% proportional share of Alumbrera operations

	Q2 2004	Q1 2004	2003
Key production statistics

Ore mined (tonnes)	1,038,000	946,000	1,543,000

Ore milled (tonnes)	1,074,000	1,057,000	2,152,000

Grades - Copper (%)	0.49	0.58	0.68
Gold (grams/tonne)	0.64	0.80	0.88

Recoveries - Copper (%)	88	91	90
Gold (%)	74	77	73

Production - Copper (pounds)	10,064,600	12,170,900	28,990,000
Gold (ounces)	16,400	20,900	45,000

Key financial statistics
(amounts stated in U.S. dollars)

EBITDA	10,683	17,674	23,625
Equity in earnings	5,355	10,057	10,562

EBITDA, per share	0.10	0.17	0.41
Equity in earnings, per share	0.05	0.09	0.19

Sales - Copper (pounds)	10,371,400	13,429,100	26,355,000
Gold (ounces)	18,800	21,300	40,100

Average realized price
Copper ($ per pound)	1.21	1.33	0.85
Gold ($ per ounce)	388	417	371

Copper cash costs per pound,	(0.02)	(0.11)	0.02
net of gold credits

Other costs and expenses

Office and administration expenses increased from $144,000 in the second quarter of 2003 to $746,000 in the second quarter of 2004.  Included in these expenses are fees paid for the administration of Argentinean subsidiaries, travel and accommodation, listing and filing fees paid in connection with the listing of the Company’s shares on the American Stock Exchange (“AMEX”), and insurance, all of which increased in 2004 compared to 2003 as a result of the increased level of activity in the Company since June 2003.  Also included in these expenses are investor relations costs, which increased as a result of a significantly higher level of shareholder communication and investor interest following the acquisitions and financings of June 2003 and the AMEX listing in April 2004.

For similar reasons, office and administration expenses increased from $309,000 in the six months ended June 30, 2003 to $1,156,000 in the same period in 2004.

Professional and consulting costs decreased from $477,000 in the second quarter of 2003 to $325,000 in the second quarter of 2004.  Major components of these costs include legal and audit fees, fees paid to a management company for corporate, accounting and administrative services, and fees to executive officers employed under contract.  The higher amounts in 2003 were due to legal and audit fees associated with the various corporate transactions which occurred during the second quarter of 2003.

Professional and consulting costs increased from $673,000 in the six months ended June 30, 2003 to $767,000 in the same period in 2004.  The increase was due to legal fees incurred in connection with the Company’s AMEX listing in April 2004, as well as audit fees incurred as a result of additional work in connection with the Company adopting the U.S. dollar as its functional and reporting currency as discussed below.  These fees were all charged in the first quarter of 2004.

Interest expense of $286,000 and $513,000 in the second quarter and six months of 2004, respectively, relating to the term loans and deferred payment on the Alumbrera transaction were expensed in 2004 with no comparative expense in 2003.

Non-cash expenses

Stock-based compensation of $1,412,000 was recorded in the second quarter of 2004 compared to $1,370,000 in the same period in 2003.  Stock-based compensation of $1,544,000 was recorded for the six months of 2004 compared to $1,877,000 for the same period in 2003.

In the second quarter of 2004, the Company granted 1,990,000 stock options with an exercise price of Cdn.$3.15.  In the first quarter of 2004, 300,000 stock options were granted with an exercise price of Cdn.$3.15.

Related party transactions

The Company’s Canadian executive officers and employees were engaged under contract with those officers’ personal services companies in 2003 and 2004.  The Company paid $410,000 for management fees and expenses to private companies controlled by officers and directors of the Company in the second quarter of 2004.  The Company also paid $151,000 in administrative fees to a private company with a director and officer in common with the Company during this period.

During the six months ended June 30, 2004, a director and officer exercised 390,000 warrants at a price of Cdn.$1.30 to acquire 390,000 common shares.  Subsequent to June 30, 2004, an additional 610,000 warrants were exercised at a price of Cdn.$1.30.

All related party transactions were recorded at the amounts agreed upon between the parties.  Any balances payable are payable on demand without interest.

Change in accounting policy

In 2004, the Company adopted the recommendation of the CICA Handbook Section 3110, “Asset Retirement Obligations”, which requires that the fair value of liabilities for asset retirement obligations be recognized in the period in which they are incurred.  A corresponding increase to the carrying amount of related assets is generally recorded and depreciated over the life of the asset.  The Company has recorded an additional liability of $150,000 during the six months ended June 30, 2004 and has treated the adoption on the prospective basis as the change is not material to the financial statements.

LIQUIDITY AND CAPITAL RESOURCES

At June 30, 2004, the Company had a working capital deficiency of $1,964,000, compared to a positive working capital of $10,756,000 at December 31, 2003, and cash and cash equivalents of $11,876,000 (December 31, 2003 - $11,387,000).  The deficiency was due to the $9,000,000 deferred payment to BHP Billiton being classified as a current debt in the second quarter.  The $9,000,000 deferred payment includes the discounted balance of $8,722,000 at June 30, 2004 plus interest, which will accrue between July 1, 2004 and the due date of June 30, 2005.  The Company anticipates that it will have sufficient cash resources to eliminate its working capital deficiency by the third quarter of 2004 as it expects to receive a cash distribution from Alumbrera.  At June 30, 2004, the Company’s share of cash held by Minera Alumbrera Ltd. was approximately $24.9 million.

Cash of $972,000 was provided by operating activities in the second quarter of 2004, compared to $2,541,000 in the same period in 2003.  During the second quarter of 2004, the Company received a cash distribution of $3,485,000 from the Alumbrera Mine.   In 2003, the balance was created by an increase in non-cash operating working capital of $2,676,000.

In the second quarter of 2004, the Company spent $62,000 in investing activities, mostly on its existing mineral properties, while in the same period in 2003, $66,809,000 was spent on the Agua Rica and Alumbrera acquisitions.

In the second quarter of 2004, financing activities consisting primarily of the exercise of stock options and share purchase warrants generated cash of $1,853,000.  During the second quarter of 2003, $71,409,000 was generated by the issue of special warrants to finance the Company’s Agua Rica and Alumbrera acquisitions.

In the six months ended June 30, 2004, financing activities included the full repayment of the balance of the deferred portion of the purchase price for the 12.5% acquisition of Alumbrera.  This was paid through proceeds from a $24,500,000 loan facility that the Company entered into with the Bayerische Hypo-und Vereinsbank (“HVB”) on March 4, 2004.

The HVB term loan facility has a 4½-year term at U.S. dollar LIBOR plus 3.5% per annum for the first three years of the facility and U.S. dollar LIBOR plus 4.0% per annum thereafter.  In connection with the facility, the Company issued 1,000,000 common share purchase warrants to HVB.  The warrants have a three-year term and are exercisable at a price of Cdn.$4.74 to acquire one common share of the Company.  Mandatory principal repayments are due commencing December 31, 2004 and continue every six months until June 30, 2008.

The Company may make prepayments in multiples of $1,000,000.  Interest payments are to be made on the last day of each interest period, which shall not exceed three months and will be payable in three month periods thereafter.  The loan is secured by security agreements and shares owned in the Company’s direct and indirect interest in Alumbrera.

The Company paid bank commitment fees, financing charges, and issued 1,000,000 warrants with a value of $596,000, which have been recorded as deferred finance charges.  The aggregate deferred finance charges of $2,077,000 is being amortized and expensed on a straight-line basis over 54 months, the term of the loan, commencing in March 2004.  Amortization to June 30, 2004, was $153,000.

In the second quarter of 2004, 972,500 warrants were exercised at Cdn.$1.30 per share for gross proceeds of $936,000 and 851,831 options were exercised at prices ranging from Cdn.$1.30 to Cdn.$2.60 for cash proceeds of $957,000.  Subsequent to June 30, 2004, a further 1,642,500 warrants were exercised at a price of Cdn.$1.30 per share.

CONTRACTUAL OBLIGATIONS

The following table summarizes the Company’s contractual obligations as at March 31, 2004 (in thousands of U.S. dollars):

	Less than one year	1-2 years	2-3 years	3-4 years	More than 5 years	Total

Long-term debt (1)	$ 14,000	$ 8,000	$ 6,000	$ 5,500	$ --	$ 33,500
Asset retirement obligations	--	--	--	--	247	247
Royalty and net proceeds interest (2)	--	--	--	--	11,207	11,207
	$ 14,000	$ 8,000	$ 6,000	$ 5,500	$ 11,454	$ 44,954

(1)

Long-term debt includes the HVB credit facility as described above, and the $9,000,000 deferred portion of the purchase price for Agua Rica (made up of $8,722,000 at June 30, 2004 plus interest which will accrue between July 1, 2004 and June 30, 2005, the due date of the payment).

(1)

 The Company has an agreement with Miramar Mining Corporation (“Miramar”) which entitles Miramar to receive, to a maximum of Cdn.$15 million (“Proceeds Interest”), the economic equivalent of a 2.5% net smelter returns royalty on all production from the Company’s mining properties held at the time of entering into the agreement, as amended, or 50% of the net proceeds of disposition of any interest in the Agua Rica or Mantua projects until the Proceeds Interest is paid.  The Proceeds Interest balance payable at June 30, 2004, is $11,207,000 (Cdn.$14,948,000) and is deducted from mineral property interests.

The Alumbrera Mine is held by Minera Alumbrera Ltd., 12.5% of which is indirectly owned by the Company.  Long-term project debt held by Minera Alumbrera Ltd. was incurred to finance the construction and operation of the Alumbrera Mine.  The debt, formalized by a Common Security

Agreement between Minera Alumbrera Ltd., its shareholders, and a consortium of commercial banks, was originally signed on February 26, 1997.  The balance outstanding of $154,092,000 was repaid in full in May 2004.

OUTLOOK

Since the acquisition of a 12.5% interest in the Bajo de la Alumbrera (“Alumbrera”) Mine in Argentina in June 2003, the Company has benefited from positive cash flows from production at the Alumbrera Mine.  Based on current commodity prices, market conditions and planned production levels at Alumbrera, the Company expects to receive significant cash flows from Alumbrera for the next eight years that will provide all or a large part of the equity contribution necessary for the Company to bring its 100%-owned Agua Rica project into production.

2004 is the first full year in which the operations of Alumbrera will be integrated into the financial statements of the Company.  Production during the first half of 2004 at Alumbrera was in line with the budgeted mine plan which indicated production levels at Alumbrera to decrease in the second quarter of 2004 (as compared to 2003 and first quarter 2004) as a result of reduced grade, and then recover from late 2004 onwards.  The mine continues to run efficiently and anticipates increased recovery as the flotation plant upgrade was successfully completed in the second quarter of 2004.

With respect to Agua Rica, the Company is investigating the construction of a 68,000 tonne-per-day mine and processing facility that would produce approximately 180,000 tonnes of copper annually, with associated gold and molybdenum by-products.

The Company will continue to build upon its progress to date with a strategy to advance Agua Rica so as to achieve maximum monetary returns in the shortest time frame.  In addition, the Company will continue to review and evaluate accretive acquisitions that could provide the Company with additional cash flow in the short to medium term.

Based on current commodity prices, market conditions and planned production levels at Alumbrera, the Company expects to receive significant cash flows from Alumbrera for the next eight years that will more than provide the funds to repay all existing outstanding long-term debt as well as provide all or a large part of the equity contribution necessary for the Company to bring Agua Rica into production.  However, given changing commodity prices and market conditions, the cash flows from Alumbrera may in fact prove not be sufficient to pay existing long-term debt in full, to advance any of the Company’s projects, including Agua Rica, to the production stage, and to fund other acquisition projects.  Over the long-term, the Company may still need to obtain additional funding for, or third party participation in, Agua Rica in order to bring it into production.   If required, the Company expects to obtain additional financing through external financing, either through the public or private sales of equity or debt securities of the Company, or through the offering of joint venture or other third party participation in Agua Rica.  Insofar as factors beyond the Company’s control may adversely affect its access to funding or its ability to conclude financing arrangements, there can be no assurance that any additional funding will be available to the Company or, if available, that it will be on acceptable terms.  If adequate funds are not available, the Company may be required to delay or reduce the scope of its activities to bring Agua Rica into full production.

The risk factors associated with the mining industry, financial markets, markets for metals and minerals and foreign operations have not changed significantly since December 31, 2003 and are described in detail in the Company’s MD&A for the year ended December 31, 2003.

SUMMARY OF QUARTERLY EARNINGS

	2004		2003				2002
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Equity earnings of Alumbrera	5,355	10,057	7,481	2,793	288	--	--	--	--	--
Expenses	2,504	923	4,035	1,480	1,854	836	264	441	266	298
Earnings (loss)	2,851	9,134	3,446	1,313	(1,566)	(836)	(264)	(441)	(266)	(298)
Earnings (loss) per share - basic	0.03	0.09	0.03	0.02	(0.07)	(0.04)	(0.01)	(0.03)	(0.02)	(0.03)
Earnings (loss) per share - diluted	0.02	0.07	0.02	0.02	(0.07)	(0.04)	(0.01)	(0.03)	(0.02)	(0.03)

Forward-looking Statements

Management’s Discussion and Analysis (“MD&A”) contains certain “Forward-Looking Statements” within the meaning of Section 21E of the United States Securities Exchange Act of 1934 as amended.  All statements, other than statements of historical fact included herein, including without limitation, statements regarding potential mineralization and reserves and future plans of the Company are forward looking statements that involve various risks and uncertainties, including changes in future prices of gold and copper, variations in ore reserves, grade or recovery rates, accidents, labour disputes and other risks associated with mining, delays in obtaining governmental approvals or financing or in the completion of development or construction activities, and other factors discussed under “Risk Factors”.

There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those acknowledged in such statements

August 10, 2004

“David Cohen”

David Cohen
President and Chief Executive Officer

NEWS RELEASE

August 13, 2004

NNO – TSX

NTO – Amex

NORTHERN ORION REPORTS SECOND QUARTER 2004 EARNINGS

Northern Orion Resources Inc. (“Northern Orion”) is pleased to report net earnings of $2,851,000 ($0.03 per share) for the second quarter of 2004 and $11,985,000 ($0.11 per share) for the six months ended June 30, 2004, compared to a loss of $1,566,000 ($0.07 per share) and a loss of $2,402,000 ($0.11 per share), respectively, for the same periods in 2003.

Highlights of the quarter include (all figures are stated in U.S. dollars):

  Attributable share of operating cash flow before interest, depletion, depreciation, amortization and tax (“EBITDA”) at Alumbrera was $10,683,000 or $0.10 per share for the second quarter and $28,357,000 for the first half of 2004, a 20% increase over EBITDA for the first six months which the Company owned Alumbrera (period from June 24 to December 31, 2003).

  Equity in earnings from Alumbrera was $5,355,000 ($0.05 per share) for the second quarter.  For the six months ended June 30, 2004, equity in earnings was $15,412,000 ($0.14 per share), a 46% increase over the $10,562,000 recorded during from June 24 to December 31, 2003.

  Average realized copper price was $1.21 per pound and average realized gold price was $388 per ounce for the quarter and $1.28 and $403 respectively for the first half of 2004.

  Cash cost (net of gold by-products) was negative $0.02 per pound of copper during the quarter and negative $0.07 for the first half of 2004.

  At June 30, 2004, the Company had a cash position of $11,876,000.  In addition, the Company’s proportional share of cash currently held by Minera Alumbrera Ltd. is approximately $25 million.  The Company expects a cash distribution from Alumbrera in the third quarter of 2004.

  In May 2004, the Alumbrera Mine repaid all of its external project debt of $154,092,000 from internally generated profits and is now debt free.  This increases the flexibility for the distribution of the mine’s existing and future cash resources.

  In June 2004, the Company announced an increase in the ore reserves at Alumbrera, extending the mining operations at Alumbrera by approximately two and a half years and potentially providing significant additional cash flow.

  On April 8, 2004, the Company’s common shares were listed on the American Stock Exchange (“AMEX”) under the symbol NTO.  The listing on the AMEX has increased the Company’s profile and liquidity in the U.S. and internationally.

“We are exceptionally pleased with the contribution from Alumbrera through the first half of 2004 and over the past year that we have been a shareholder.  Despite mining the planned lower grades of copper and gold during the second quarter, and receiving lower average realized prices for both metals, Alumbrera continues to operate as a substantial cash generator.  We continue to believe that the strong metals prices are sustainable given the strong demand growth in Asia and North America, and are confident that the Alumbrera copper and gold grades will rebound as planned over the second half of 2004,” said David Cohen, President and CEO of Northern Orion.

Teleconference call details

Northern Orion will host a telephone conference call on Friday, August 13th at 8:30 a.m. Pacific Time (11:30 a.m. Eastern) to discuss its 2004 second quarter financial results.  The conference call may be accessed by dialing 1-800-387-6216 in Canada and the United States, or 1-416-405-9328 internationally. The conference call will be archived for later playback until August 20th and can be accessed by dialing 1- 800-408-3053 or 1-416-695-5800 and entering the pass code 3087298.

Alumbrera operations

Second quarter production at Alumbrera was in line with the budgeted mine plan for lower production levels as a result of reduced grades of both copper and gold as the planned open pit development was undertaken.  Both copper and gold grades are budgeted to recover through the third and fourth quarters of 2004 as indicated in the graphs below.  The mine continues to run efficiently and anticipates increased recovery as the flotation plant upgrade was successfully completed under budget and ahead of schedule in the second quarter of 2004.

Company's 12.5% proportional share of Alumbrera operations
(Monetary amounts stated in U.S. dollars)
			First half	Second half
	Q2 2004	Q1 2004	2004	2003 *

EBITDA	$ 10,683,000	$ 17,674,000	$ 28,357,000	$ 23,625,000
Equity in earnings	$ 5,355,000	$ 10,057,000	$ 15,412,000	$ 10,562,000

EBITDA, per share	$ 0.10	$ 0.17	$ 0.27	$ 0.41
Equity in earnings, per share	$ 0.05	$ 0.09	$ 0.14	$ 0.19

Sales - Copper (pounds)	10,371,367	13,429,100	23,800,467	26,355,000
Gold (ounces)	18,833	21,300	40,133	40,067

Average realized price
Copper ($ per pound)	$ 1.21	$ 1.33	$ 1.28	$ 0.85
Gold ($ per ounce)	$ 388	$ 417	$ 403	$ 371

Copper cash costs per pound,	$ (0.02)	$ (0.11)	$ (0.07)	$ 0.02
net of gold credits

Note: The 2003 column represents the period from June 24, 2003 (date of Northern Orion’s acquisition of its 12.5% interest in Alumbrera) to December 31, 2003.

Outlook

Based on current commodity prices, market conditions and planned production levels at Alumbrera, the Company expects to receive significant cash flows from Alumbrera for the next eight years that will provide all or a large part of the equity contribution necessary for the Company to bring its 100%-owned Agua Rica project into production.

The Company will continue to build upon its progress to date with a strategy to advance Agua Rica so as to achieve maximum monetary returns in the shortest time frame.  In addition, the Company will continue to review and evaluate accretive acquisitions that could provide the Company with additional cash flow in the short to medium term.

Selected Financial Information

(Stated in thousands of U.S. dollars, except per share data)

Consolidated balance sheets
	June 30, 2004	December 31, 2003
Cash and cash equivalents	$11,876	$11,387
Other current assets	706	310
Mineral property interests and other assets	79,250	76,005
Equity investment in Minera Alumbrera Ltd.	106,512	94,585
Total assets	$198,344	$182,287

Current liabilities	$14,546	$941
Long-term debt	19,500	33,583
Future income taxes	18,357	18,885
Other	247	97
Shareholders' equity	145,694	128,781
Total liabilities and shareholders' equity	$198,344	$182,287

Consolidated statements of operations
	Three months ended June 30,		Six months ended June 30,
	2004	2003	2004	2003
Equity earnings of Minera Alumbrera Ltd.	$ 5,355	$ 288	$ 15,412	$ 288
Expenses
Foreign exchange gains	380	116	695	130
Office and administration	(746)	(144)	(1,156)	(309)
Professional and consulting	(325)	(477)	(767)	(673)
Financing and restructuring	(138)	--	(198)	(7)
Stock-based compensation	(1,412)	(1,370)	(1,544)	(1,877)
Interest and other income	23	21	56	46
Interest expense	(286)	--	(513)	--
Earnings (loss) for the period	2,851	(1,566)	11,985	(2,402)

Earnings (loss) per share - basic	0.03	(0.07)	0.11	(0.11)
Earnings (loss) per share - fully diluted	0.02	(0.07)	0.09	(0.11)

Weighted average shares outstanding ('000s)
Basic	108,024	22,860	107,426	20,893
Fully diluted	131,179	22,860	131,508	20,893

In 2003, the Company adopted the U.S. dollar as its functional and reporting currency.  Prior to this, the Company’s consolidated financial statements were reported in Canadian dollars. All exchange differences resulting from the translation of prior years’ balances have been reported as a separate component, cumulative translation adjustment, of shareholders’ equity.

All financial information contained herein should be read in conjunction with the Company's Management Discussion and Analysis and unaudited financial statements for the six months ended June 30, 2004 and related notes thereto available under the Company's profile on www.SEDAR.com.

“David Cohen”

David Cohen, President and CEO

For further information, please contact:

Investor Relations, 1-866-608-9970

Email: info@northernorion.com

Safe Harbor Statement under the United States Private Securities Litigation Reform Act of 1995:  Except for the statements of historical fact contained herein, the information presented constitutes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995.  Such forward-looking statements, including but not limited to those with respect to the price of gold, silver and copper, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Northern Orion to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Such factors include, among others, risks related to the integration of acquisitions, risks related to international operations, risks related to joint venture operations, the actual results of current exploration activities, actual results of current reclamation activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, future prices of gold, silver and copper, as well as those factors discussed in the section entitled “Risk Factors” in the Form 40-F as on file with the Securities and Exchange Commission in Washington, D.C.  Although Northern Orion has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended.  There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORTHERN ORION RESOURCES INC.

(Registrant)

Date:

August 13, 2004

By:

/s/ David W. Cohen

 David W. Cohen
President and Chief Executive Officer

EXHIBIT INDEX

The following exhibits are filed as part of this report on Form 6-K:

Exhibit No.

Title of Exhibit

99.1

Certification of the Chief Executive Officer pursuant to Multilateral Instrument
52-109

99.2

Certification of the Chief Financial Officer pursuant to Multilateral Instrument
52-109

EXHIBIT 99.1

Certification of Interim Filings during Transition Period

I, David Cohen, President and Chief Executive Officer of Northern Orion Resources Inc., certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Northern Orion Resources Inc. (the "Issuer") for the interim period ending June 30, 2004;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings.

Date:

August 13, 2004.

/s/ David W. Cohen

 David Cohen
President and Chief Executive Officer

EXHIBIT 99.2

Certification of Interim Filings during Transition Period

I, Horng Dih Lee, Chief Financial Officer of Northern Orion Resources Inc., certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Northern Orion Resources Inc. (the "Issuer") for the interim period ending June 30, 2004;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings.

Date:

August 13, 2004.

/s/ Horng Dih Lee

 Horng Dih Lee
Chief Financial Officer